Exhibit 99.2
Cascades Inc. Announces Cash Tender Offer for its 7 1/4% Senior Notes due 2013 and its 6 3/4% Senior Notes due 2013
KINGSEY FALLS, QUEBEC, CANADA, November 18, 2009—Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announced today the commencement of a cash tender offer by its newly-formed, wholly-owned subsidiary, Cascades Tenderco Inc., to purchase up to $400 million aggregate principal amount (the “Maximum Tender Amount”) of Cascades’ 7 1/4% Senior Notes due 2013 (CUSIP No. 146900AC9) (the “7 1/4% Notes”) and its 6 3/4% Senior Notes due 2013 (CUSIP No. 65542NAJ6) (the “6 3/4% Notes” and, together with the 7 1/4% Notes, the “Notes”). The tender offer is being made pursuant to an Offer to Purchase dated November 18, 2009 and related Letter of Transmittal.
Upon the terms and subject to the conditions described in the Offer to Purchase and the Letter of Transmittal, Cascades Tenderco is offering to purchase for cash (the “Tender Offer”) up to the Maximum Tender Amount of the 7 1/4% Notes and the maximum aggregate principal amount of 6 3/4% Notes tendered equal to the difference between the Maximum Tender Amount and the aggregate principal amount of 7 1/4% Notes purchased pursuant to the tender offer. Cascades Tenderco reserves the right to increase the Maximum Tender Amount subject to compliance with applicable law. Tenders of the Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on December 2, 2009, but may not be withdrawn thereafter. The Tender Offer will expire at 9:00 a.m., New York City time, on December 17, 2009, unless extended or earlier terminated (the “Expiration Date”).
The consideration for each $1,000 principal amount of Notes of each series validly tendered and accepted for purchase pursuant to the Tender Offer will be the applicable consideration set forth in the table below under “Tender Offer Consideration.” Holders of Notes that are validly tendered at or prior to 5:00 p.m. on December 2, 2009 (the “Early Tender Date”) and accepted for purchase will receive the applicable Tender Offer Consideration plus the applicable amount set forth in the table below under “Early Tender Premium.” Holders of Notes tendered after the Early Tender Date but at or prior to the Expiration Date and accepted for purchase will receive the applicable Tender Offer Consideration, but not the Early Tender Premium.

		Principal Amount	Acceptance		Early
	CUSIP	Outstanding as of	Priority	Tender Offer	Tender	Total
Title of Security	Number	November 18, 2009	Level	Consideration(1)	Premium(1)	Consideration(1)(2)
7 1/4% Senior Notes due 2013	146900AC9	$645,942,000	1	$987.50	$30.00	$1,017.50
6 3/4% Senior Notes due 2013	65542NAJ6	$250,000,000	2	$981.25	$30.00	$1,011.25

(1)	Per $1,000 principal amount of Notes.

(2)	Includes the applicable Early Tender Premium per $1,000 principal amount of Notes for each series of Notes.
Cascades Tenderco’s obligation to accept for purchase and to pay for the Notes in the Tender Offer is subject to the satisfaction or waiver of a number of conditions, including Cascades’ completion of one or more financing transactions involving Cascades’ receipt of not less than $400 million in aggregate gross proceeds (exclusive of fees, expenses and discounts) that closes no later than the Expiration Date. If Notes are tendered in an amount in excess of the Maximum Tender Amount, then the Notes purchased will be prorated with priority based on the Acceptance Priority Level and, in the case of 7 1/4% Notes, to 7 1/4% Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date.
Cascades Tenderco anticipates that, subject to proration, it will accept for purchase and pay for 7 1/4% Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date within three business days following the Early Tender Date and that, subject to proration, it will accept for purchase and pay for 7 1/4% Notes validly tendered subsequent to the Early Tender Date and prior to the Expiration Date and 6 3/4% Notes validly tendered and not validly withdrawn promptly following the Expiration Date. In addition to the applicable Tender Offer Consideration or Total Consideration, as the case may be, all holders of Notes accepted for purchase will also receive accrued and unpaid interest on the Notes from the last interest payment date to, but not including, the applicable payment date.
None of Cascades Tenderco, Cascades or its board of directors, the dealer managers or the depositary and the information agent makes any recommendation in connection with the Tender Offer. Holders must make their own decisions as to whether to tender their Notes, and, if so, the principal amount of Notes to tender.
Cascades has retained Banc of America Securities LLC and Wells Fargo Securities, LLC to serve as Joint Lead Dealer Managers for the Tender Offer and Goldman, Sachs & Co. and Scotia Capital (USA) Inc. to serve as Co-Dealer Managers. Cascades has retained Global Bondholder Services Corporation to serve as the depositary and information agent.
For additional information regarding the terms of the Tender Offer, please contact Banc of America Securities LLC at (800) 828-3182 (toll free) or (212) 357-4692 (collect) or Wells Fargo Securities, LLC at (866) 309-6316 (toll free) or (704) 715-8341 (collect). Requests for documents and questions regarding the tender of the Notes may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (banks and brokers).
This announcement does not constitute an offer to buy or the solicitation of an offer to sell any Notes in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Certain statements in this release are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.
Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer